Preliminary Term Sheet (To the Prospectus dated May 15, 2025, the Prospectus Supplement dated May 15, 2025 and Product Supplement EQUITY SUN-1 dated January 2, 2026)	Subject to Completion Dated August 26, 2026	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-287303

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	September , 2026 October , 2026 November , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF

▪  Maturity of approximately 14 months

▪  If the VanEck® Gold Miners ETF (the “Market Measure”) is flat or increases, a return of [32.00% to 38.00%]

▪  1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk

▪  All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC.

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes.”

▪  Limited secondary market liquidity, with no exchange listing

▪  The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-8 of product supplement EQUITY SUN-1 and beginning on page S-9 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $8.877 and $9.377 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to Barclays	$ 9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

September    , 2026

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Summary

The Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November    , 2027 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority.

The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the VanEck® Gold Miners ETF (the “Market Measure”), is equal to or greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Step Up Payment for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)	Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:	The Closing Market Price of the Market Measure times the Price Multiplier on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-29 of product supplement EQUITY SUN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-29 of product supplement EQUITY SUN-1
Step Up Payment:	[$3.20 to $3.80] per unit, which represents a return of [32.00% to 38.00%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date
Fees and Charges:	The public offering price of the notes includes the underwriting discount of $0.175 per unit listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”)
Market-Linked One Look Notes	TS-2

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY SUN-1 dated January 2, 2026: http://www.sec.gov/Archives/edgar/data/312070/000095010326000064/dp239548_424b2-equitysun1.htm

▪	Series A MTN prospectus supplement dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

▪	Prospectus dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from us, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes of such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or the amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors—Issuer-related Risks—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Market-Linked One Look Notes	TS-3

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the Ending Value of the Market Measure will be greater than or equal to the Starting Value.

▪  You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.

▪  You accept that the maximum return on the notes is limited to the Step Up Payment.

▪  You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

▪  You are willing to forgo dividends and other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described above.

▪  You are willing and able to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪  You are willing and able to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪  You anticipate that the Market Measure will decrease from the Starting Value to the Ending Value or that it will increase by more than the return represented by the Step Up Payment.

▪  You seek principal repayment or preservation of capital.

▪  You seek an uncapped return on your investment.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or have other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Market-Linked One Look Notes	TS-4

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Market-Linked One Look Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100.00% of the Starting Value and a hypothetical Step Up Payment of $3.50 per unit (the midpoint of the Step Up Payment range of [$3.20 to $3.80] per unit). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 100.00, a hypothetical Step Up Payment of $3.50 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value and Step Up Payment, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to receive if you invested in the Market Measure directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
70.00	-30.00%	$7.000	-30.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
95.00	-5.00%	$9.500	-5.00%
97.00	-3.00%	$9.700	-3.00%
100.00(1)(2)	0.00%	$13.50(3)	35.00%
102.00	2.00%	$13.50	35.00%
103.00	3.00%	$13.50	35.00%
105.00	5.00%	$13.50	35.00%
110.00	10.00%	$13.50	35.00%
120.00	20.00%	$13.50	35.00%
130.00	30.00%	$13.50	35.00%
135.00	35.00%	$13.50	35.00%
150.00	50.00%	$13.50	35.00%
200.00	100.00%	$13.50	35.00%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $3.50 per unit. Your investment return is limited to the return represented by the Step Up Payment.

Market-Linked One Look Notes	TS-5

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Redemption Amount Calculation Examples:

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 50.00
Redemption Amount per unit

Example 2
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 105.00
$10.00 + $3.50 = $13.50	Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value.

Example 3
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 150.00
$10.00 + $3.50 = $13.50

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value.

In this example, even though the Ending Value is significantly greater than the Starting Value, your return on the notes will be limited to the return represented by the Step Up Payment.

Market-Linked One Look Notes	TS-6

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of product supplement EQUITY SUN-1 and page S-9 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this term sheet. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Valuation- and Market-related Risks

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” below. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

Market-Linked One Look Notes	TS-7

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Market Measure.

▪	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY SUN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts, as described below under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

An investment in the notes is subject to risks associated with the gold and silver mining industries. All or substantially all of the equity securities held by the Market Measure are issued by companies whose primary line of business is associated with the gold and/or silver mining industries. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time, so the Market Measure’s share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the

Market-Linked One Look Notes	TS-8

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

value of metal investments. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the Market Measure and the price of the Market Measure during the term of the notes, which may adversely affect the value of the notes.

An investment in the notes is subject to risks relating to non-U.S. markets. Some of the equity securities held by the Market Measure have been issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

An investment in the notes is subject to risks relating to emerging markets. Some of the equity securities held by the Market Measure have been issued by companies based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

The value of the Market Measure is subject to currency exchange risk. Because some of the securities composing the Market Measure are denominated in non-U.S. currencies and are converted into U.S. dollars for purposes of calculating the value of the Market Measure, the value of the Market Measure will be exposed to the currency exchange rate risk with respect to each of those non-U.S. currencies relative to the U.S. dollar. An investor’s net exposure will depend on the extent to which each of those non-U.S. currencies strengthens or weakens against the U.S. dollar and the relative weight of the securities denominated in those non-U.S. currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those non-U.S. currencies, the value of the Market Measure and the value of the notes will be adversely affected.

Market-Linked One Look Notes	TS-9

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

The Market Measure

All information contained in this term sheet regarding the Market Measure has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, VanEck® ETF Trust (the “VanEck Trust”) and Van Eck Associates Corporation (“Van Eck”). The Market Measure is an investment portfolio of the VanEck Trust and is maintained and managed by Van Eck. Van Eck is currently the investment advisor to the Market Measure. The consequences of any discontinuance of the Market Measure are discussed in the section entitled “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY SUN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Market Measure in connection with the offer and sale of the notes. The Market Measure is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “GDX.”

The Market Measure seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MarketVector Global Gold Miners Index (the “Gold Miners Index”).The Gold Miners Index is a float-adjusted modified market capitalization-weighted index that tracks the performance of companies involved primarily in the gold and silver mining industry. Prior to market close on September 19, 2025, the Market Measure’s benchmark index was the NYSE Arca Gold Miners Index. For more information about the Gold Miners Index, please see “The MarketVector Global Gold Miners Index” below.

The Market Measure uses a “passive” or indexing investment approach to attempt to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicates its underlying index.

The Market Measure’s return may not match the return of its underlying index for a number of reasons. For example, the Market Measure incurs a number of operating expenses, including taxes, not applicable to its underlying index and incurs costs associated with buying and selling securities and entering into derivatives transactions (if applicable), especially when rebalancing the Market Measure’s securities holdings to reflect changes in the composition of its underlying index, which are not factored into the return of its underlying index. Transaction costs, including brokerage costs, will decrease the Market Measure’s net asset value (“NAV”) to the extent not offset by the transaction fee payable by an authorized participant. Market disruptions and regulatory restrictions could have an adverse effect on the Market Measure’s ability to adjust its exposure to the required levels in order to track its underlying index. The Market Measure may not be fully invested at times either as a result of cash flows into the Market Measure or reserves of cash held by the Market Measure to pay expenses or to meet redemptions. In addition, the Market Measure may not be able to invest in certain securities included in its underlying index, or invest in them in the exact proportions in which they are represented in its underlying index. The Market Measure’s performance may also deviate from the return of its underlying index due to legal restrictions or limitations imposed by the governments of certain countries, certain listing standards of the Market Measure’s listing exchange, a lack of liquidity on stock exchanges in which the securities trade, potential adverse tax consequences or other regulatory reasons or legal restrictions or limitations (such as diversification requirements). The Market Measure may value certain of its investments and/or other assets based on fair value prices. To the extent the Market Measure calculates its NAV based on fair value prices and the value of its underlying index is based on securities’ closing prices (i.e., the value of its underlying index is not based on fair value prices), the Market Measure’s ability to track its underlying index may be adversely affected. In addition, any issues the Market Measure encounters with regard to currency convertibility (including the cost of borrowing funds, if any) and repatriation may also increase the index tracking risk. The Market Measure’s performance may also deviate from the performance of its underlying index due to the impact of withholding taxes, late announcements relating to changes to its underlying index and high turnover of the underlying index. When markets are volatile, the ability to sell securities at fair value prices may be adversely impacted and may result in additional trading costs and/or increase the index tracking risk. For tax efficiency purposes, the Market Measure may sell certain securities, and this sale may cause the Market Measure to realize a loss and deviate from the performance of its underlying index. In light of the factors discussed above, the Market Measure’s return may deviate significantly from the return of its underlying index. Changes to the composition of its underlying index in connection with a rebalancing or reconstitution of its underlying index may cause the Market Measure to experience increased volatility, during which time the Market Measure’s index tracking risk may be heightened.

The VanEck Trust is a registered investment company that consists of numerous separate investment portfolios, including the Market Measure. Information provided to or filed with the SEC by the VanEck Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov.

The MarketVector Global Gold Miners Index

All information contained in this term sheet regarding the Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MarketVector Indexes GmbH (“MarketVector”). The Gold Miners Index is owned by MarketVector and is calculated and maintained by Solactive AG (“Solactive”). MarketVector and Solactive have no obligation to continue to publish, and may discontinue publication of, the Gold Miners Index.

The Gold Miners Index is reported by Bloomberg L.P. under the ticker symbol “MVGDX.”

The Gold Miners Index is a float-adjusted modified market capitalization-weighted index that tracks the performance of companies involved primarily in the gold and silver mining industry. The Gold Miners Index was launched on June 3, 2025 with a base index value of 1000.00 as of April 30, 2006.

Market-Linked One Look Notes	TS-10

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Index Composition

Index Universe

To be eligible for inclusion in the Gold Miners Index, companies must generate at least 50% (25% for current index components) of their revenues from gold and/or silver mining, royalties and/or streaming or have at least 50% (25% for current index components) of their mining mineral resources from gold and/or silver. In addition, securities must be common securities or securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing, excluding limited partnerships. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements set forth below on that exchange.

Securities are not eligible for inclusion in the Gold Miners Index if they are listed on (1) exchanges in Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates or Vietnam or (2) Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth or London Stock Exchange (AIM, AIMI, ASQ1, ASQ2, ASX1, ASXN, SFM2, SFM3, SSQ3, SSX3, SSX4, EQS).

Investable Universe

To be included in the investable universe, securities must meet the following size and liquidity requirements:

1.	For securities that are currently not included in the Gold Miners Index, the securities must have (i) free-float of at least 10%, (ii) full market capitalization exceeding $150 million, (iii) a three-month average daily trading volume of at least $1 million at the current quarter and at the previous two quarters and (iv) at least 0.25 million shares traded per month over the last six months at the current quarter and at the previous two quarters.

2.	For securities that are already included in the Gold Miners Index, the securities must have (i) free-float of at least 5%, (ii) full market capitalization exceeding $75 million, (iii) a three-month average daily trading volume of at least $0.2 million in at least two of the latest three quarters (current quarter and the previous two quarters) and (iv) at the current quarter or at one of the previous two quarters, a three-month average daily trading volume of at least $0.6 million or at least 0.2 million shares traded per month over the last six months.

3.	In the case of recent initial public offerings, spin-offs and post-merger/acquisition special purpose acquisition companies, the securities must have (i) free-float of at least 10%, (ii) full market capitalization exceeding $150 million, (iii) an average daily trading volume of at least $1 million and (iv) traded at least 0.25 million shares per month (or per 22 days).

Such securities qualify for fast-track addition to the investable universe once; either at the next regularly scheduled review if they have been trading since at least the last trading day of the month two months prior to the review month or else at the following regularly scheduled review.

Eligible Universe

For each company in the investable universe, only one share class is included in the eligible universe. In cases where more than one share class fulfills the above specified market capitalization and liquidity eligibility criteria, only the largest share class by free-float market capitalization is included in the eligible universe. In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide that a different share class will be included in the eligible universe. In cases where the free-float market capitalization of a currently not included share class of an index component exceeds the free-float market capitalization of the currently selected share class by at least 25% and fulfills all market capitalization and liquidity eligibility criteria for non-components, the currently selected share class will be replaced by the larger one. In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide to keep the current share class instead.

For each company in the investable universe, one pricing source qualifies for the eligible universe. In cases where a company has multiple listings (e.g. ADRs, GDRs or listing on markets other than in the home country), the price sources will be selected to the eligible universe in the following order: U.S. price source, UK price source (London Stock Exchange International Order Book only), home market price source and most liquid foreign market price source. Once a company has qualified for the investable universe, only the most liquid single exchange price source within the country qualifies for the eligible universe. In exceptional cases, MarketVector can assign alternative pricing sources.

Selection of Index Components

Upon an index reconstitution, securities included in the eligible universe are selected for inclusion in the Gold Miners Index based on the following procedure. The Gold Miners Index targets a coverage of 90% of the free-float market capitalization of the eligible universe with a minimum of 25 components.

1.	All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

2.	Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.	Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.	If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the Gold Miners Index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

Market-Linked One Look Notes	TS-11

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

5.	If the number of eligible securities is below the minimum of 25, additional securities will be added by MarketVector’s decision until the number of securities selected to the Gold Miners Index reaches the minimum of 25.

Weighting of Index Components

Upon an index rebalance, components selected for inclusion in the Gold Miners Index will be weighted according to a modified float-adjusted market cap weighting methodology:

1.	All index components are weighted by their free-float market capitalization.

2.	At least the largest five and at most the largest 9 of the components with more than 50% exposure to gold-related activities that exceed 4.5% in weight are grouped together (so called “Large-Weights”). All other components are grouped together as well (so called “Small-Weights”).

3.	The aggregated weighting of the Large-Weights is capped at 45%. If the aggregated weighting of the Large-Weights exceeds 45%, then a capping factor is calculated to bring the weighting down to 45%, and a second capping factor is calculated to bring the aggregated weighting of the Small-Weights up to 55%. These two factors are then applied to all components in the Large-Weights or the Small-Weights, respectively.

4.	For the Large-Weights, the maximum weight for any single security is 20% and the minimum weight is 5%. If a security is above the maximum weight or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight will be redistributed proportionally across all other remaining components in the Large-Weights.

5.	For the Small-Weights, the maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight will be redistributed proportionally across all other remaining components in the Small-Weights.

6.	The aggregated weighting of all components with less than 50% exposure to gold-related activities is capped at 20%. Any excess weight will be redistributed proportionally among the uncapped components with more than 50% exposure to gold-related activities in the Small-Weights.

Index Reconstitution and Rebalance

The Gold Miners Index is reconstituted and rebalanced on a quarterly basis in March, June, September and December according to the following schedule:

1.	The eligible universe and component selection is determined based on the closing data on the last business day in February, May, August and November. If a security does not trade on the last business day in February, May, August or November, the last available price for this security will be used.

2.	Component weights are determined based on the closing data as of the Wednesday prior to the second Friday of March, June, September and December. If a security does not trade on the Wednesday prior to the second Friday of March, June, September or December, the last available price for this security will be used.

3.	The underlying review and rebalance data (i.e. weights, shares outstanding, free-float factors and new weighting cap factors) is announced on the second Friday of March, June, September and December.

4.	Changes will be implemented and based on the closing prices as of the third Friday of March, June, September and December. If the third Friday is not a business day, the review will take place on the last business day before the third Friday. If a security does not trade on the third Friday of March, June, September or December, the last available price for this security will be used. Changes become effective on the next index dissemination day.

Index Calculation

The Gold Miners Index is calculated on weekdays between 01:00 and 22:40 (CET) and index values are disseminated to data vendors every 15 seconds on days when either the U.S. equity market is open for trading or at least one of the index components is available for trading. Real-time index values are calculated with the midpoint between the latest available real-time bid- and ask-prices. Closing values are calculated at 22:40 (CET) with fixed 16:00 London time exchange rates from WM company.

The Gold Miners Index’s index level on a given day is calculated as the sum of the free-float market capitalization of the index components in U.S. dollars divided by the divisor. The Gold Miners Index is free-float adjusted, meaning the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. Free-float factors are reviewed quarterly. The divisor is a mathematical factor defined at the inception of the Gold Miners Index and is adjusted upon certain corporate actions and index rebalances.

The Gold Miners Index is calculated as a price return index and does not include in the index calculation dividend payments except for special dividends from non-operating income or cash dividends that are either declared as special or extraordinary or that do not coincide with the company’s regular dividend distribution schedule.

Index Maintenance

The composition of the Gold Miners Index will be adjusted to reflect changes to free-float factors and number of shares, changes due to mergers and takeovers and changes due to spin-offs. On an ongoing basis, for all corporate events that result in a security deletion from the Gold Miners Index, the deleted security will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the Gold Miners Index would drop below 20. The replacement security will be added at the same weight as the deleted security, unless the number of index components drops below the minimum component

Market-Linked One Look Notes	TS-12

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

number due to a merger of two or more index components, in which case the replacement security will be added with its uncapped free-float market capitalization weight. If there is no replacement, the additional weight resulting from the deletion will be redistributed proportionally across all other index constituents. If the number of index components drops below the minimum component number and no non-component security is eligible as a replacement, the determination of the addition is subject to MarketVector’s decision.

Index Oversight

Any changes to the index methodology will be reviewed and approved by MarketVector’s Legal and Compliance Department. In cases of material changes, an advance notice will be published and provided to users.

Market-Linked One Look Notes	TS-13

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

The following graph shows the daily historical performance of the Market Measure on its primary exchange in the period from January 1, 2016 through August 21, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 21, 2026, the Closing Market Price of the Market Measure was $102.83. The graph below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Market Measure

125
100
75
50
25
0
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26
Jul-26

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Market Measure during any period set forth above is not an indication that the price per share of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Market Measure.

Market-Linked One Look Notes	TS-14

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”) and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Market-Linked One Look Notes	TS-15

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-10 and “Use of Proceeds and Hedging” on page PS-24 of product supplement EQUITY SUN-1.

Market-Linked One Look Notes	TS-16

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF, due November , 2027

Tax Consequences

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. As discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation (“USRPHC”) or a passive foreign investment company (“PFIC”). If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC, or to a non-U.S. holder in the case of a USRPHC. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Market Measure. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. Subject to the application of the constructive ownership rules, any gain or loss recognized on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final term sheet for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

Market-Linked One Look Notes	TS-17